Citigroup Funding Inc.
Pricing Sheet  No. 2012—MTNDG0313 dated November 29, 2012 relating to
Preliminary Pricing Supplement No. 2012—MTNDG0313 dated November 5, 2012
Registration Statement Nos. 333-172554 and 333-172554-01
Filed Pursuant to Rule 433

1,483,000 Enhanced Trigger Jump Securities Based on the S&P 500® Index Due November 29, 2017

PRICING TERMS – NOVEMBER 29, 2012
Index:	S&P 500® Index
Aggregate principal amount:	$14,830,000
Stated principal amount:	$10 per security
Pricing date:	November 29, 2012
Issue date:	December 4, 2012
Valuation date:	November 24 , 2017, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	November 29, 2017
Payment at maturity:
For each $10.00 security you hold at maturity:
▪  If the final index level is greater than or equal to the trigger level:
$10 + the greater of (i) the fixed return amount and (ii) $10 × the index percent change
▪  If the final index level is less than the trigger level:
$10 × the index performance factor
If the final index level is less than the trigger level, your payment at maturity will be less, and possibly significantly less, than $6.50 per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment.

Initial index level:	1,415.95, the closing level of the index on the pricing date
Final index level:	The closing level of the index on the valuation date
Trigger level:	920.3675, 65% of the initial index level
Fixed return amount:	$2.40 per security (24% of the stated principal amount). You will receive the fixed return amount only if the final index level is greater than or equal to the trigger level.
Index percent change:	(final index level – initial index level) / initial index level
Index performance factor:	final index level / initial index level
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	17318Q434 / US17318Q4340
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)	Proceeds to issuer
Per security:	$10.00	$0.30	$9.70
Total:	$14,830,000	$444,900	$14,385,100
(1) The price to public for a particular investor and the related underwriting fee received by Citigroup Global Markets Inc. may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor.  The lowest price payable by an investor is $9.90 per security. For information on the distribution of the securities, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement.  In addition to the underwriting fee, Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the preliminary pricing supplement describing this offering and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement dated November 5, 2012
Product Supplement No. EA-02-01 dated May 21, 2012         Underlying Supplement No. 1 dated May 23, 2012
Prospectus Supplement and Prospectus dated May 12, 2011

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any representation or warranty regarding the advisability of investing in the securities.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File Nos. 333-172554 and 333-172554-01) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the accompanying product supplement, underlying supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.